Exhibit 8.1

Subsidiaries of MoneyHero Limited

The following list sets forth the subsidiaries of MoneyHero Limited.

Legal Name	Jurisdiction of Incorporation
CompareAsia Group Capital Limited	Cayman Islands
Gemini Merger Sub 1 Limited	Cayman Island
CompareAsia Group Limited	Hong Kong
CAG Regional Limited	Hong Kong
CAG Regional Singapore Pte. Ltd	Singapore
Compargo Malaysia Sdn. Bhd.	Malaysia
Ekos Limited	Hong Kong
Ekos Inc.	Philippines
Ekos Pte. Ltd.	Singapore
MoneyGuru Co. Ltd.	Thailand
MoneyGuru Insurance Broker Co., Ltd.	Thailand
MoneyGuru Philippines Corporation	Philippines
MoneyGuru Services Co., Ltd.	Thailand
MoneyHero Insurance Brokerage, Inc.	Philippines
MoneyHero Insurance Brokers Limited	Hong Kong
MoneyHero Global Limited	Hong Kong
PT MoneyGuru Indonesia	Indonesia
Singsaver Insurance Brokers Pte. Ltd.	Singapore
Singsaver Pte. Ltd.	Singapore
Seedly Pte. Ltd	Singapore
理財一零一有限公司 (Money101 Limited*)	Taiwan

*	English translation for identification purpose only